Exhibit 10.35

[on Depomed letterhead]

December 13, 2011

Mr. August J. Moretti

[address]

Dear Augie,

I am very pleased to extend to you this offer to become Depomed’s Senior Vice President and Chief Financial Officer, reporting to me.

Your initial rate of pay as Senior Vice President and Chief Financial Officer will be $14,791.67 per pay period which equates to $355,000 per year.  Your salary will be reviewed periodically, consistent with the Company’s compensation policies.

In connection with your appointment as Senior Vice President and Chief Financial Officer, the Compensation Committee of the Board of Directors has approved, effective upon your first day of employment, the grant to you of an option to purchase 200,000 shares of common stock (the “Option”) with an exercise price equal to the closing sale price of the common stock on the Nasdaq Global Market on your first day of employment (the “Closing Price”) that vests twenty-five percent on the date that is twelve months following the date of grant and in equal monthly installments thereafter over the next thirty-six months, such that the Option will be fully vested and exercisable on the fourth anniversary of the grant date.  The Option will be subject to the terms and conditions set forth in the Company’s 2004 Equity Incentive Plan, the grant document and the Management Continuity Agreement to be entered into between you and Depomed (the “Management Continuity Agreement”).

You will be entitled to participate in Depomed’s Bonus Plan, with a bonus target of 35 percent of your base salary, subject to the achievement of corporate and personal goals.  The annual bonus will be pro-rated for any partial year of employment.

You will also participate in the Company’s complete benefits package, subject to the terms and conditions of each benefit plan.  You will also be entitled to accrue vacation at an annual rate of 20 days per year.

Your employment is and shall continue to be at-will, as defined under applicable law, and that your employment with the Company may be terminated by either party at any time for any or no reason.

Your employment with the Company is contingent upon completion of the Company’s background screening process and, as required by law, on your providing legal proof of your identity and authorization to work in the United States.  To complete the I-9 form, we ask that you bring copies of this documentation on your first day of employment.  Your employment is also contingent upon your starting work with the Company on January 3, 2012.

If you have not already done so, please disclose to the Company any agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed.  The Company understands that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case.  You agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

All our employees are required to sign an Employee Confidentiality and Invention Assignment Agreement.  You will be expected to enter into our standard Employee Confidentiality and Invention Assignment Agreement upon the commencement of your employment.

This offer will expire at 5 p.m. local time on December 15, 2011.  If you elect to accept this offer, please sign and return one copy of this letter to me by fax.

Sincerely,

/s/ James A. Schoeneck
James A. Schoeneck
President & CEO
This letter correctly sets forth our agreement:

/s/ August J. Moretti
August J. Moretti

	Date:	12/15/2011